Exhibit 99.1

NamiBox Expands into AI Educational Companion Devices with NAMI COMPANION Series,
Introducing a New Growth Vector in Smart Learning Hardware

SHANGHAI, March 27, 2026 /PRNewswire/--NamiBox, the education technology brand of Nasdaq-listed Jinxin Technology Holding Company (Nasdaq: NAMI), today announced the launch of its AI-powered learning companions for K12 children—more than devices , branded the NAMI COMPANION Series, marking the Company’s expansion into a new category of smart learning hardware.

The NAMI COMPANION Series introduces a differentiate“More than companionship and Companionship to for”model, combining emotional engagement with structured educational content. Targeted at children aged 3 to 12, this product supports all scenarios for children, delivering constant companionship not only indoors via Wi-Fi but also outdoors with cellular connectivity, extending NamiBox’s learning ecosystem beyond traditional screen-based formats. The initial product lineup will include Bululu and Damoon, two AI-powered companion figures developed to deliver personalised, interactive learning experiences.

This expansion builds on the Company’s recent launch of its AI learning glasses, NAMI INSIGHT Series, reinforcing its strategy to develop a multi-device, AI-driven learning ecosystem. Together, these offerings reflect NamiBox’s transition from a digital content provider into a broader “content + hardware” platform, creating multiple touchpoints for user engagement and long-term value creation.

“We see AI transforming how learning is delivered and experienced,” said Jin Xu, CEO of Jinxin Technology. “Our strategy is to integrate AI, content, and hardware into a unified platform, expanding user engagement while building sustainable, recurring value over time.”

At the product level, the NAMI COMPANION Series integrates a multimodal interaction system, enabling natural voice-based engagement and responsive interaction. Built on NamiBox’s proprietary, curriculum-aligned content and AI capabilities, the devices support personalised learning experiences while maintaining a strong focus on usability and accessibility for younger users. The companion-based design aims to reduce friction in learning adoption, aligning with increasing demand for more engaging and intuitive educational tools.

From a market perspective, the launch comes as the global smart education hardware sector continues to expand, driven by rising demand for personalised and immersive learning solutions. As AI becomes a core layer in education delivery, the market is shifting toward intelligent, engagement-driven learning models that improve learning outcomes and user retention. Industry data indicates that the AI-enabled education hardware market is expected to reach significant scale over the coming years, supported by both consumer adoption and institutional interest.

Leveraging its established content ecosystem, user base, and data-driven insights, NamiBox is positioned to extend its platform into this adjacent hardware segment. The Company’s approach integrates device distribution with AI-driven content and services, supporting a model that combines initial hardware sales with recurring, value-added offerings over time.

Market observers note that the shift toward scenario-specific AI applications represents a key development in the broader EdTech landscape. By focusing on companion-based learning, NamiBox is targeting a high-frequency, high-engagement use case that has the potential to enhance user retention and deepen long-term monetisation pathways.

The NAMI COMPANION Series is expected to launch in April of 2026. The introduction of this new product category is intended to expand NAMI’s product portfolio, strengthen its position within the smart education ecosystem, and support the Company’s continued growth trajectory in the evolving AI-driven education market.

About Jinxin Technology Holding Company

Headquartered in Shanghai, China, Jinxin Technology Holding Company is an innovative provider of digital content and interactive communication services. Through its flagship platform NamiBox, the Company delivers intelligent, engaging, and curriculum-aligned products powered by advanced AI, AR, and digital human technologies.

Jinxin Technology works closely with China’s leading textbook publishers and educational platforms, providing AI-generated digital content for primary and middle school students. Its distribution channels include:

●	NamiBox, the Company’s flagship learning app

●	Telecom and broadcast operators

●	Third-party educational devices

For more information, please visit https://ir.namibox.com.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Jinxin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Jinxin’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and the Company undertakes no obligation to update such information, except as required under applicable law.

For Investor and Media Inquiries, Please Contact:

Jinxin Technology Holding Company
Investor Relations Department
Email: ir@namibox.com